UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of September 2016

001-37353

(Commission File Number)

BIONDVAX PHARMACEUTICALS LTD.

(Exact name of Registrant as specified in its charter)

14 Einstein St.

Ness Ziona

Israel 74036

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover

Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐     No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-N/A

CONTENTS

In connection with the Extraordinary General Meeting (the “Meeting”) of Shareholders of BiondVax Pharmaceuticals Ltd. (the “Company”) to be held on September 22, 2016, the Company received Position Notices from a number of the Company’s shareholders (the “Position Notices”). In accordance with applicable laws, the Company is required to publicly disclose the Position Notices. The Position Notices are attached hereto and incorporated by reference herein. The Company’s Board of Directors rejects the content of the Position Notices and intends to issue a detailed response prior to the Meeting in accordance with applicable laws.

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Exhibit Index

Exhibit No.	Description

99.1	Position Notice dated September 6, 2016
99.2	Position Notice dated September 11, 2016 (in Hebrew)
99.3	Position Notice dated September 12, 2016 (in Hebrew)
99.4	Position Notice dated September 12, 2016 (in Hebrew)
99.5	Position Notice dated September 11, 2016 (in Hebrew)
99.6	Position Notice dated September 12, 2016 (in Hebrew)

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BiondVax Pharmaceuticals Ltd.

Date: September 12, 2016	By:	/s/ Ron Babecoff
Ron Babecoff
Chief Executive Officer

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